ADDENDUM TO AGREEMENT AND PLAN OF MERGER

        THIS ADDENDUM dated the 29th day of October 1998, is entered into by and among FONIX CORPORATION, a Delaware corporation
("fonix"), Papyrus Acquisition Corporation, a Utah corporation
("PAC") and Papyrus Development Corporation, a Massachusetts corporation ("PDC").

                              RECITALS:

        A. The parties entered into that certain Agreement and Plan of Merger on September 10, 1998 (the "Agreement"); and

        B. The parties have set October 29, 1998 as the Closing Date under the Agreement and desire to modify certain of the provisions of the Agreement to facilitate the Closing.

        NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the parties agree to modify the Agreement as follows:

        1. Delivery of Promissory Notes. Article II of the Agreement is hereby modified and amended to reflect the mutual agreement and understanding of the parties as to the payment of the "Cash Payment" referred to in the Agreement. As hereby amended and modified, PAC and fonix will satisfy the requirement of the Cash Payment by the delivery of promissory notes in the aggregate principal amount of $1,170,000 as follows: $490,000 due the earlier of five business days following the closing of the next equity funding completed by fonix, but not later than February 28, 1999; $340,000 due on February 28, 1999; and $340,000 due on September 30, 1999. Each stockholder of PDC will receive his pro rata share of such notes as indicated.

        2. Delivery of Shares. fonix and PAC acknowledge that two of PDC's stockholders, William E. Kania and Brian Mottershead, have entered into agreements which will require, among other things, an assignment of certain of the Merger Shares to two individuals. The parties agree that these assignments, the details of which have been disclosed to fonix and PAC may proceed, notwithstanding the restrictions against transfer in the Agreement, and that the individual transferees will take such Merger Shares with the same rights, including registration rights, as granted to the Papyrus Stockholders under the Agreement, and subject to the same limitations, including restrictions on transfer, as those binding upon the Papyrus Stockholders under the Agreement.

        3. Other Provisions. Except as necessary to conform the remaining terms and conditions of the Agreement to the change agreed upon in Paragraph 1, above, all other terms, conditions and provisions of the Agreement shall remain in full force and effect as originally adopted.


DATED the day and year first written above.

FONIX CORPORATION


By /s/ Thomas A. Murdock
-------------------------------------------
        Thomas A. Murdock, President

Papyrus Development Corporation


By /s/ William E. Kania
-------------------------------------------
        William E. Kania, President

Papyrus Acquisition Corporation


By /s/ Thomas A. Murdock
-------------------------------------------
        Thomas A. Murdock, President